Exhibit 99.6

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE FIRST H SHAREHOLDERS

CLASS MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the First H share class meeting for 2022 (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 30 March 2022 at 2:30 p.m. for the following purpose:

Resolution to be considered at the H Shareholders Class Meeting:

1. THAT the Board repurchases domestic shares and/or overseas listed foreign shares be considered and approved as a special resolution.

The proposal of the H Shareholders Class Meeting can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and is contained in the circular distributed by the Company to its H Shareholders.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 10 March 2022

Notes:

I.	Attendees of the H Shareholders Class Meeting

1.	Eligibility for attending the H Shareholders Class Meeting

Holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 25 March 2022 are eligible to attend the H Shareholders Class Meeting. Unregistered holders of H shares of the Company who wish to attend the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 24 March 2022.

2.	Proxy

a.

A member eligible to attend and vote at the H Shareholders Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the H Shareholders Class Meeting (i.e., 2:30 p.m. on Tuesday, 29 March 2022) or any adjournment thereof (as the case may be). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the H Shareholders Class Meeting and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

II.	Registration procedures for attending the H Shareholders Class Meeting

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H shareholder and the person authorized by H shareholder appointing the chairman of the H Shareholders Class Meeting as proxy to attend the H Shareholders Class Meeting.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

The H Shareholders Class Meeting is expected to last for less than a working day. Shareholders or their proxies who will attend the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the H Shareholders Class Meeting

The Company will close the register of members of the Company’s H shares from Friday, 25 March 2022 to Wednesday, 30 March 2022 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its Shareholders’ entitlement to attend the H Shareholders Class Meeting. Holders of the Company’s H shares who wish to attend and vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 24 March 2022.

4.

In order to comply with the prevention and control of COVID-19, shareholders or his/her proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

5.	The Secretariat for the H Shareholders Class Meeting is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

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